

December 16, 2011

Via E-mail
Mr. William C. McCartney
Chief Financial Officer
Watts Water Technologies, Inc.
815 Chestnut Street
North Andover, MA 01845

>   **Re: Watts Water Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **File No. 1-11499**

Dear Mr. McCartney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

Net Sales, page 26

1.   Please revise future annual and quarterly filings to more fully quantify the underlying factors that led to changes in your organic net sales such as volume and pricing. To the extent that results are impacted by positive and negative trends, the impact of the offsetting items should be quantified and discussed on a gross basis.

Selling, General & Administrative Expenses, page 27

2.	Please revise future annual and quarterly filings to quantify the underlying factors you attribute to significant organic changes in selling, general and administrative expenses from period-to-period.

Liquidity and Capital Resources, page 33

General

3.	We note that you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:

- Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;
- Discuss the potential tax implications if such funds are needed for operations in the U.S.;
- Discuss your intent to permanently reinvest these funds outside the U.S.

Application of Critical Accounting Policies and Key Estimates, page 38

Legal Contingencies, page 42

4.	We note your disclosure that the final resolution of your legal matters could possibly result in significant effects on your results of operations, cash flows and financial position. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Item 15. Exhibits and Financial Statements Schedules, page 50

Note 17 – Segment Information, page 96

5.   Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40. While we note your disclosure on page three that only one product line is greater than 10% of your total revenue, it would appear that this additional information would better allow a reader to understand trends and concentrations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

                                                        Sincerely,

                                                        /s/ John Cash

                                                        John Cash
                                                        Accounting Branch Chief